UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

SILVERGRAPH INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

828378109
(CUSIP Number)

James R. Martin Winosaco, LLC 1493 Glencrest Drive San Marcos, California 92078 760-798-2202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 26, 2006
(Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement. [ ]

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No. 828378109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Winosaco, LLC I.R.S. Id. No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group
N/A

3.	SEC Use Only __________________________________________________________

4.	Source of Funds
SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned by Each Reporting Person With:
7.	Sole Voting Power	2,600,679
8.	Shared Voting Power	-0-
9.	Sole Dispositive Power	2,600,679
10.	Shared Dispositive Power	-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,600,679
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row 11	7.2%
14.	Type of Reporting Person
OO

Item 1.	Security and Issuer.

Title: Common Stock, $0.001 par value per share Issuer: Silvergraph International, Inc. Address: 11919 Burke Street, Santa Fe Springs, CA 90670

Item 2.	Identity and Background.

Identity and Background of Reporting Person

	(a)	The name of the person filing this Schedule 13D is Winosaco, LLC ("Winosaco"). The sole member is James R. Martin.

	(b)	Winosaco's principal business address and principal office is 1493 Glencrest Drive, San Marcos, California 92078.

	(c)	The principal business of Winosaco is acquiring, holding and disposing of investments in various companies for accounts under its management.

	(d)	During the last five years, Winosaco has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Winosaco was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

	(f)	Winosaco is a California limited liability company.

Identity and Background of Member of Reporting Person

	(a)	James R. Martin is the sole member of Winosaco.

	(b)	Mr. Martin's address is 1493 Glencrest Drive, San Marcos, California 92078.

(c)

Mr. Martin currently serves as a director, treasurer and vice president of sales and marketing of the Issuer. Mr. Martin also serves as a director and secretary of the Issuer's wholly-owned subsidiary, New Era Studios, Inc., a Nevada corporation ("New Era").

	(d)	During the last five years, Mr. Martin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Martin was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

	(f)	Mr. Martin is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The reporting person acquired 2,600,679 shares of Issuer's common stock pursuant to a share exchange agreement between the Issuer and New Era, pursuant to which the shareholders of New Era exchanged their shares of New Era common stock for the Issuer's common stock. The reporting person is a former shareholder of New Era, which entity is now (as a result of the share exchange) a subsidiary of the Issuer.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of the common stock is investment. The Reporting Person currently has no plan or proposal which relates to or would result in:

	(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

	(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

	(c)	a sale or transfer of a material amount of assets of the issuer or an of its subsidiaries;

	(d)	any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e)	any material change in the present capitalization or dividend policy of the issuer;

(f)

any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

	(g)	changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	a class of securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

or

	(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, Winosaco beneficially owns 2,600,679 shares of common stock, or approximately 7.2% of the outstanding shares of common stock of the Issuer.

(b) Winosaco has sole voting and dispositive power with respect to 2,600,679 shares of common stock of the Issuer.

(c)

The reporting person acquired 2,600,679 shares of Issuer's common stock pursuant to a share exchange agreement between the Issuer and New Era pursuant to which the shareholders of New Era exchanged their shares of New Era common stock, on the basis of a 1:144,642.86 ratio, for the Issuer's common stock. The reporting person is a former shareholder of New Era, which entity is now (as a result of the share exchange) a subsidiary of the Issuer. Prior to the above referenced share exchange agreement between the Issuer and New Era, Silvergraph LGT, LLC, a Delaware limited liability company ("Silvergraph"), merged with and into New Era, pursuant to which the members of Silvergraph received shares of New Era, on the basis of a 1:1 ratio, in exchange for their Silvergraph membership interest. The reporting person is a former member and manager of Silvergraph.

(d) Not Applicable

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2006

WINOSACO, LLC

By: /s/ James R. Martin
James R. Martin Member